(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 245 Summer Street Boston, MA 02210 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	September 10, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Fidelity Merrimack Street Trust (the trust):
Fidelity Corporate Bond ETF
Fidelity Limited Term Bond ETF
Fidelity Total Bond ETF (the funds)

Securities Act File No: 333-186372

Investment Company Act File No. 811-22796

Ladies and Gentlemen:

Transmitted herewith on behalf of the trust is Pre-Effective Amendment No. 4 and Amendment No. 4 (the Amendment) to the trust's registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively (the Registration Statement). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The trust's initial Registration Statement was filed on February 1, 2013, and was amended on May 29, 2013, July 26, 2013, and April 17, 2014. The Amendment contains the Prospectuses and Statements of Additional Information (SAIs) for the funds only and is not intended to affect the prospectus or SAI for Fidelity Mortgage-Backed Securities ETF filed with Pre-Effective Amendment No. 1 on May 29, 2013 or the prospectus or SAI for Fidelity Investment Grade Bond ETF filed with Pre-Effective Amendment No. 3 on July 26, 2013. This filing serves to make revisions to the funds' prospectuses and SAIs to respond to comments received from the staff of the Securities & Exchange Commission and to make other non-material changes. Please note that the cover page of the Prospectuses and SAIs for the funds contain the standard "red herring" legend called for by Rule 481 of Regulation C.

The trust intends to file a final pre-effective amendment to the Registration Statement in order to add other exhibits and information necessary to complete the Registration Statement and request the acceleration of the effectiveness of that amendment on September 25, 2014.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group